JOINT INSURED AGREEMENT

Northern Lights Fund Trust

Northern Lights Variable Trust

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Northern Lights Fund Trust ("NLFT") and Northern Lights Variable Trust ("NLVT") obtained an investment company blanket bond, covering larceny and embezzlement and certain other acts, pursuant to the direction of their respective Board of Trustees, of which the issuer is Houston Causality Company, Bond No. 64-MG-19-A14277 coverage in the amount of $5,000,000; and

WHEREAS, NLFT and NLVT (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

Northern Lights Variable Trust By: /s/ Stephanie Shearer Name: Stephanie Shearer Title: Secretary	Northern Lights Fund Trust By: /s/ Richard Malinowski Name: Richard Malinowski Title: Vice President

DATED:

June 25, 2019

OFFICER’S CERTIFICATE

I, Stephanie Shearer, being an officer of the Board of Trustees of the Northern Lights Fund Trust (“NLFT”) and Northern Lights Variable Trust (“NLVT”) (each a “Trust” and collectively the “Trusts”), duly certify and attest that the Board of Trustees of the Trusts adopted the following resolutions on May 21, 2019:

RESOLVED, that the officers of the Trusts are authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and the Trusts’ Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and

FURTHER RESOLVED, that the officers of the Trusts are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

FURTHER RESOLVED, that the officers of the Trusts are authorized to file or cause to be filed the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ Stephanie Shearer

Stephanie Shearer

Secretary of the Trusts